Exhibit 99.2

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Revenues	84,922	96,961	170,381	196,030
Voyage expenses and commissions	(2,172)	(2,642)	(3,633)	(4,638)
Vessel operating costs	(19,047)	(15,754)	(37,621)	(31,680)
Depreciation	(22,224)	(24,815)	(44,211)	(47,527)
General and administrative expenses	(4,380)	(6,219)	(9,071)	(11,866)
Loss on disposal of vessel	—	—	—	(1,033)
Impairment loss on vessel	(28,027)	—	(28,027)	(142)
Profit from operations	9,072	47,531	47,818	99,144
Financial costs	(9,778)	(17,044)	(18,559)	(34,397)
Financial income	221	3,510	260	5,792
Gain on derivatives	1,246	1,706	6,223	1,539
Total other expenses, net	(8,311)	(11,828)	(12,076)	(27,066)
Profit and total comprehensive income for the period	761	35,703	35,742	72,078